Exhibit 12.1

Domino’s, Inc.

Computation of ratio of earnings to fixed charges

(Dollars in thousands)

	Years ended
	Jan. 3, 1999	Jan. 2, 2000	Dec. 31, 2000	Dec. 30, 2001	Dec. 29, 2002	Dec. 29, 2002	Three fiscal quarters ended September 7, 2003

						(pro forma)	(actual)	(pro forma)
Income before provision for income taxes	$63,949	$2,504	$41,390	$60,287	$96,450	$82,572	$28,075	$53,604
Fixed charges, as defined (a)	16,186	81,962	83,504	76,190	68,814	82,692	60,213	55,084

Earnings as defined	$80,135	$84,466	$124,894	$136,477	$165,264	$165,264	$88,288	$108,688

Fixed charges (a):
Interest expense	$7,051	$74,116	$75,800	$68,380	$60,321	$74,199	$54,320	$49,191
Interest portion of rent	9,135	7,846	7,704	7,810	8,493	8,493	5,893	5,893

Total fixed charges	$16,186	$81,962	$83,504	$76,190	$68,814	$82,692	$60,213	$55,084

Ratio of earnings to fixed charges	5.0x	1.0x	1.5x	1.8x	2.4x	2.0x	1.5x	2.0x

(a)	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.